Exhibit 12.1

Maiden Holdings, Ltd.

Ratio of Earnings to Fixed Charges and Preference Share Dividends

				For the Year Ended December 31
		Q1 2016 YTD	Q1 2015 YTD	2015	2014	2013	2012	2011
Income before income taxes		37,616	39,334	126,322	103,697	104,719	52,474	30,454
Add back: Interest and amortization expenses		7,265	7,264	29,063	29,959	39,805	36,650	34,182
Earnings	A	44,881	46,598	155,385	133,656	144,524	89,124	64,636

Interest and amortization expenses	B	7,265	7,264	29,063	29,959	39,805	36,650	34,182
Dividends on preference shares	C	9,677	6,084	24,337	24,337	14,834	3,644

Ratio of earnings to fixed charges and preference share dividends	A/(B+C)	2.65	3.49	2.91	2.46	2.65	2.21	1.89